Exhibit 10.14

July 7, 2025

Nir Zuk

Dear Nir:

This Amendment and Restated Employment Letter (“Amendment”) confirms the transfer of your employment from Palo Alto Networks (Israel Services) Ltd. to Palo Alto Networks, Inc. (the “Company”) effective July 1, 2025 (“Effective Date”), subject to the same or similar terms and conditions as set forth in your Employment Offer Letter dated December 19, 2011 as set forth below.

1. Position. You will continue to serve as Chief Technology Officer of the Company. You will continue to report to the Chief Executive Officer and shall perform the duties and responsibilities customary for such position and such other related duties as are assigned by the Chief Executive Officer. This is a full-time position. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. You may engage in civic and not-for-profit activities as long as such activities do not interfere with the performance of your duties hereunder. By signing this Amendment, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

2. Compensation.

Salary. Your base salary will be $430,000 USD per year, less payroll deductions and all required withholdings. You will be paid semi-monthly and you will be eligible for standard Company benefits. Most insurance benefits will be effective on your start date. Your position will be full time, Exempt employment.

Variable Incentive Program (“VIP”). Additionally, you will be eligible for an annual variable incentive target of 100% of your base salary (less payroll deductions and all required withholdings) in accordance with the applicable Palo Alto Networks incentive compensation plan.

3. At Will Employment. While we look forward to continue a productive relationship, your employment with the Company, however, is for an unspecified period of time and this Amendment creates an at-will employment relationship that may be terminated (subject to the terms of this Amendment ) by you or the Company at any time for any reason and with or without cause or prior notice. Upon termination of your employment for any reason, you shall be entitled to receive any compensation earned and reimbursements due through the effective date of termination.

4. Termination Benefits.

(a) Following a Change in Control. In the event that there is a Change in Control of the Company and the Company or its successor terminates your employment other than for Cause, or you terminate your employment for Good Reason, in either case upon or within twelve (12) months following the Change in Control, then you will be entitled to receive: (i) a lump-sum payment equal to your then-current annual base salary, 100% of your target bonus for that fiscal year, and reimbursement of twelve (12) months of your COBRA premiums in a lump sum; and (ii) acceleration of the vesting of the greater of (A) twelve (12) months vesting of your then-outstanding unvested time-based equity awards, or (B) fifty percent (50%) of your then-outstanding unvested time-based equity awards (for the avoidance of doubt, the greater of under this sub-section (ii) will be determined on an award by award basis) (collectively, the “Change in Control Severance Benefits”). Your entitlement to the Change in Control Severance Benefits is subject to your compliance with subsection (b) below.

(b) Form and Timing of Payment. This Section 4 will not apply unless you (i) have returned all Company property in your possession, (ii) have resigned as a member of the Board of the Company and all of its subsidiaries, to the extent applicable, and (iii) have executed a general release of all claims that you may have against the Company or persons affiliated with the Company. The release must be in the form prescribed by the Company. You must execute and return the release on or before the date specified by the Company in the prescribed form (the “Release Deadline”). The Release Deadline will in no event be later than 50 days after your separation. If you fail to return the release on or before the Release Deadline, or if you revoke the release, then you will not be entitled to the benefits described in this Section 4. The severance payments will be paid in lump sum following the effectiveness of the release within 60 days after your separation. Notwithstanding the foregoing, if the 60-day period described in the preceding sentence spans two calendar years and/or if your severance payments are Deferred Payments (as defined below), then the payments will be paid in lump sum on the 60th day following your termination of employment, subject to Section 6.

(c) Definitions.

(i) For purposes of this Amendment, “Cause” shall mean: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in intentional fraud or an act of willful dishonesty against the Company; (iii) willful breach of the Company’s policies which materially harms the Company; (iv) intentional damage of a substantial amount of the Company’s property; (v) willful and material breach of this agreement or Employee Invention Assignment and Confidentiality Agreement; or (vi) a willful failure or refusal in a material respect by you to follow the lawful, reasonable policies or directions of the Company as specified by the Board or the Chief Executive Officer after being provided with notice of such failure, such notice specifying in reasonable detail the tasks which must be accomplished and a timeline for the accomplishment to avoid termination for Cause, and an opportunity to cure within thirty (30) days of receipt of such notice.

(ii) For purposes of this Amendment, “Good Reason” shall mean: (i) a material reduction in your authority, status, obligations or responsibilities, provided that following a Change in Control a change in title alone (not accompanied by a change in authority, status, obligations or responsibilities) shall not constitute a material reduction; (ii) a reduction of your total annual compensation of more than 10% unless such reduction is no greater (in percentage terms) than compensation reductions imposed on substantially all of the Company’s employees pursuant to a directive of the Board; (iii) any failure by the Company to pay your base salary; or (iv) the relocation of the principal place of the Company’s business to a location that is more than thirty-five (35) miles further from your home than before the relocation. Your resignation must occur within 12 months after one of the foregoing conditions has come into existence without your consent. A resignation for Good Reason will not be deemed to have occurred unless you give the Company written notice of the condition within 90 days after the condition comes into existence and the Company fails to remedy the condition within 30 days after receiving your written notice.

(iii) For purposes of this Amendment, “Change in Control” shall mean: (i) the sale or other disposition of all or substantially all of the assets of the Company; (ii) any sale or exchange of the capital stock of the Company by the stockholders of the Company in one transaction or series of related transactions where more than fifty percent (50%) of the outstanding voting power of the Company is acquired by a person or entity or group of related persons or entities; (iii) any reorganization, consolidation or merger of the Company where the outstanding voting securities of the Company immediately before the transaction represent or are converted into less than fifty percent (50%) of the outstanding voting power of the surviving entity (or its parent corporation) immediately after the transaction; or (iv) the consummation of the acquisition of fifty-one percent (51%) or more of the outstanding stock of the Company pursuant to a tender offer validly made under any federal or state law (other than a tender offer by the Company). Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

5. Section 280G. If any payments and other benefits provided for in this Amendment or otherwise constitute “parachute payments” within the meaning of Section 280G of the Code and, but for this Section 5, would be subject to the excise tax imposed by Section 4999 of the Code, then payments and other benefits will be payable to you either in full or in such lesser amounts as would result, after taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, on your receipt on an after-tax basis of the greatest amount of payments and other benefits, by reducing payments in the following order: (i) cancellation of accelerated vesting of stock options that are out-of-the-money; (ii) reduction in cash payments; (iii) cancellation of accelerated vesting of all equity awards that are not out-of-the-money stock options; and (iv) other employee benefits. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant.

6. Section 409A. For purposes of this Amendment, a termination of employment will be determined consistent with the rules relating to a “separation from service” as defined in Section 409A of the Code and the regulations thereunder (“Section 409A”). Notwithstanding anything else provided herein, to the extent any payments provided under this Amendment in connection with your termination of employment constitute deferred compensation subject to Section 409A (“Deferred Payments”), and you are deemed at the time of such termination of employment to be a “specified employee” under Section 409A, then such payment shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from your separation from service from the Company or (ii) the date of your death following such a separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you including, without limitation, the additional tax for which you would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. To the extent that any provision of this Amendment is ambiguous as to its compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder comply with Section 409A. To the extent any payment under this Amendment may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Amendment are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

7. Benefits. You will be eligible for the Company’s standard employee benefit programs including paid time off/flexible time off, as applicable, medical, dental, and vision coverage, and a 401(k) retirement program subject to the applicable plan terms. Details about these benefits will be made available to you for your review. You should note that the Company retains the right to modify, in its sole discretion, any or all of these preceding terms of employment from time to time as is deemed necessary.

8. Confidentiality; Compliance with Policies. As an employee of the Company, you will have access to certain confidential information of the Company and you may, during the course of your employment, develop certain information or inventions that will be the property of the Company. To protect the interests of the Company, as a condition of your employment you were required to sign the Company’s “Employee Invention Assignment and Confidentiality Amendment”. We wish to impress upon you that we do not want you to, and we hereby direct you not to, bring with you any confidential or proprietary material of any former employer or to violate any other obligations you may have to any former employer. You represent that your signing of this Amendment and the Company’s Employee Invention Assignment and Confidentiality Agreement, and your continued employment with the Company, will not violate any agreement currently in place between yourself and current or past employers. You agree to continue to be bound by the policies and procedures of the Company now or hereafter in effect relating to the conduct of employees.

9. Authorization to Work. Please note that because of employer regulations adopted in the Immigration Reform and Control Act of 1986, within three (3) business days of commencing employment with the Company you were required to present documentation demonstrating that you have authorization to work in the United States. By your signature to this Amendment, you represent that you have presented the Company such documentation.

10. Miscellaneous.

(a) Successors. This Amendment shall inure to the benefit of and be binding upon (a) the Company and any of its successors, and (b) you and your heirs, executors and representatives in the event of your death. Any successor to the Company shall be deemed substituted for the Company under the terms of this agreement for all purposes. In the event of a Change in Control, the Company agrees to obtain assumption of this Amendment by its successor.

(b) Modification. This Amendment, including, but not limited to the at will provision above, may not be amended or modified other than by a written agreement designated as an amendment and executed by you and a representative of the Board, although the Company reserves the right to unilaterally modify your compensation, benefits, job title and duties (subject to any express limitations set forth above).

(c) Complete Agreement. This Amendment letter, together with your Employee Invention Assignment and Confidentiality Agreement, the D&O Indemnification Agreement (if any), the Company’s Equity Incentive Plans and Alternative Dispute Resolution Agreements (if you choose to agree to them) forms the complete and exclusive statement of your employment agreement with the Company. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written.

Sincerely,

Accepted by: Nir Zuk on
on July 9, 2025

/s/ Aimee Hoyt	/s/ Nir Zuk
Aimee Hoyt	Nir Zuk
Chief People Officer